Bank of America Corporation and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends

		Year Ended December 31
(Dollars in millions)	Three Months Ended March 31, 2018	2017	2016	2015	2014	2013
Excluding Interest on Deposits
Income before income taxes	$8,394	$29,213	$25,021	$22,187	$7,963	$14,733
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(17)	(245)	(262)	(152)	(222)	(66)
Fixed charges:
Interest expense	3,231	10,981	8,946	9,688	9,855	11,359
1/3 of net rent expense (1)	210	831	883	945	1,023	1,091
Total fixed charges	3,441	11,812	9,829	10,633	10,878	12,450
Preferred dividend requirements	519	2,528	2,361	2,068	1,506	1,746
Fixed charges and preferred dividends	3,960	14,340	12,190	12,701	12,384	14,196
Earnings	$11,818	$40,780	$34,588	$32,668	$18,619	$27,117
Ratio of earnings to fixed charges	3.43	3.45	3.52	3.07	1.71	2.18
Ratio of earnings to fixed charges and preferred dividends	2.98	2.84	2.84	2.57	1.50	1.91

		Year Ended December 31
(Dollars in millions)	Three Months Ended March 31, 2018	2017	2016	2015	2014	2013
Including Interest on Deposits
Income before income taxes	$8,394	$29,213	$25,021	$22,187	$7,963	$14,733
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(17)	(245)	(262)	(152)	(222)	(66)
Fixed charges:
Interest expense	3,991	12,912	9,961	10,549	10,935	12,755
1/3 of net rent expense (1)	210	831	883	945	1,023	1,091
Total fixed charges	4,201	13,743	10,844	11,494	11,958	13,846
Preferred dividend requirements	519	2,528	2,361	2,068	1,506	1,746
Fixed charges and preferred dividends	4,720	16,271	13,205	13,562	13,464	15,592
Earnings	$12,578	$42,711	$35,603	$33,529	$19,699	$28,513
Ratio of earnings to fixed charges	2.99	3.11	3.28	2.92	1.65	2.06
Ratio of earnings to fixed charges and preferred dividends	2.66	2.62	2.70	2.47	1.46	1.83

(1)	Represents an appropriate interest factor.